Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Buckwheat Investment Limited	British Virgin Islands
StormHarbour Securities (Hong Kong) Limited	Hong Kong
StormHarbour Advisors Pte. Ltd.	Singapore
AlphaFx Limited	Cayman Islands
SHHK Dian I Ltd.	Cayman Islands